EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Second Quarter 2014 Financial Results

YAHUD, ISRAEL, September 4, 2014 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and six month periods ended June 30, 2014. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

SECOND QUARTER 2014 RESULTS SUMMARY

Revenues for the second quarter of 2014 increased 33% to $16.2 million from $12.2 million for the second quarter of 2013 and increased 30% from $12.5 million in the first quarter of 2014.

Gross profit in the quarter was $7.1 million, or 43.6% of revenues, an increase of 45% compared to gross profit of $4.9 million, or 39.8% of revenues in the second quarter of 2013. The variance in the gross margin between the quarters reflects changes between products and projects in the revenue mix.

Operating loss in the quarter was $0.6 million, compared to an operating loss of $1.1 million in the second quarter of 2013. Operating expenses increased in the quarter, primarily due to an increase in sales and marketing and R&D expenses. Marketing and sales expenses increased to $4.5 million in the quarter from $3.1 million in the second quarter of 2013 due to the launch of a number of new products during the quarter and the purchase of a fiber-optic security business in the United States early in the second quarter.

Financial expenses in the quarter amounted to $641 thousand compared to financial income of $411 thousand in the second quarter of 2013.

Net loss in the quarter was $1.1 million or $0.07 per share, compared with a net loss of $0.7 million, or $0.04 per share, in the second quarter of 2013.

Cash and short term deposits net of bank debt, as of June 30, 2014, were $27.4 million, or $1.69 per share, compared with cash and short term deposits net of current bank debt of $36.3 million, or $2.25 per share, on December 31, 2013. The decrease in the cash level was primarily due to the net investment and purchase of a fiber-optic security business in the United States, as well as cash used in continuing operations.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “Our second quarter results demonstrate a solid improvement in revenue sequentially and over the comparable period last year. We also increased our operating expenses, primarily in marketing and sales as well as in R&D. This increase was driven in part by our acquisition of fiber optic sensor technology, our continued investment in our CyberSeal subsidiary, as well as the launch of some new products. We currently see many opportunities in our end markets and we intend to capitalize on them. We launched several important homeland security perimeter products during the quarter- FlexZone, RoboGuard and a high-end sensor, Fensor. CyberSeal is also currently in the process of launching new logical security products, which we believe will lead to long-term growth.”

Continued Mr. Livneh, “I continue to expect that the second half of 2014 will show significant growth over the first half, leading to a profitable second half.”

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, September 4, 2014, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number. A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com

** Financial Tables to Follow **

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Six Months Ended June 30,			Three Months Ended June 30,
	2014	2013	% change	2014	2013	% change
Revenue	$28,753	$25,685	11.9	$16,244	$12,231	32.8
Cost of revenue	17,587	15,862	10.9	9,166	7,360	24.5

Gross profit	11,166	9,823	13.7	7,078	4,871	45.3
Operating expenses:
Research and development, net	2,500	1,931	29.5	1,248	962	29.7
Selling and marketing	7,880	6,305	25	4,490	3,092	45.2
General and administrative	3,701	3,553	4.2	1,941	1,893	2.5
Total operating expenses, net	14,081	11,789	19.4	7,679	5,947	29.1

Operating loss	(2,915)	(1,966)		(601)	(1,076)
Financial expense (income), net	242	(258)		641	(411)

Loss before income taxes	(3,157)	(1,708)		(1,242)	(665)

Income tax expense	(6)	84		(53)	51

Net loss	(3,151)	(1,792)		(1,189)	(716)

Less - loss attributable to non-controlling interests	50	-		63	-

Net loss attributable to Magal shareholders'	(3,101)	(1,792)		(1,126)	(716)

Basic net loss per share	$(0.19)	$(0.11)		$(0.07)	$(0.04)

Diluted net loss per share	$(0.19)	$(0.11)		$(0.07)	$(0.04)

Weighted average number of shares used in computing basic net loss per share	16,147,522	16,130,366		16,147,522	16,147,522

Weighted average number of shares used in computing diluted net loss per share	16,147,522	16,130,366		16,147,522	16,147,522

	Six Months Ended June 30		Three Months Ended June 30
	2014%	2013%	2014%	2013%

Gross margin	38.8	38.2	43.6	39.8
Research and development, net as a % of revenues	8.7	7.5	7.7	7.9
Selling and marketing as a % of revenues	27.4	24.5	27.6	25.3
General and administrative as a % of revenues	12.9	13.8	11.9	15.5
Operating margin	(10.1)	(7.7)	(3.7)	(8.8)
Net margin	(10.8)	(7.0)	(6.9)	(5.9)

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2014	2013
CURRENT ASSETS:

Cash and cash equivalents	$18,971	$32,235
Short-term bank deposits	10,229	6,147
Restricted deposits	6,153	6,101
Trade receivables, net	16,243	12,634
Unbilled accounts receivable	2,416	2,388
Other accounts receivable and prepaid expenses	3,269	2,379
Inventories	8,585	8,352
Deferred income taxes	595	599

Total current assets	66,461	70,835

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	474	690
Long-term deposits and restricted bank deposits	63	35
Severance pay fund	2,586	2,589
Deferred income taxes	47	46

Total long-term investments and receivables	3,170	3,360

PROPERTY AND EQUIPMENT, NET	7,051	7,280

GOODWILL AND OTHER INTANGIABLE ASSETS, NET	10,730	6,312

TOTAL ASSETS	$87,412	$87,787

	June 30,	December 31,
	2014	2013
CURRENT LIABILITIES:

Short-term bank credits	$5,819	$5,764
Current maturities of long-term bank debt	500	506
Trade payables	4,607	3,916
Customer advances	5,140	4,226
Other accounts payable and accrued expenses	9,423	9,431
Deferred income taxes	54	34

Total current liabilities	25,543	23,877

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,668	1,912
Deferred income taxes	1,252	301
Accrued severance pay	4,185	4,157

Total long-term liabilities	7,105	6,370

SHAREHOLDERS' EQUITY

Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
June 30, 2014 and December 31, 2013;
Issued and outstanding: 16,147,522 shares at June 30, 2014
and 16,147,522 shares at December 31, 2013	4,901	4,901
Additional paid-in capital	68,596	68,371
Accumulated other comprehensive income	6,966	7,114
Foreign currency translation adjustments (Company's stand alone
financial statements)	1,597	1,349
Accumulated deficit	(27,281)	(24,180)

Total shareholders' equity	54,779	57,555
Non controlling interest	(15)	(15)

TOTAL SHAREHOLDERS' EQUITY	54,764	57,540

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$87,412	$87,787